November 9, 2012

VIA EDGAR

Lynn Dicker

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: 3Power Energy Group, Inc.

Form 10-K for the fiscal year ended March 31, 2012

Filed July 16, 2012

File No. 333-103647

Dear Lynn Dicker:

We hereby submit the responses of 3Power Energy Group, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated October 15, 2012, to Shariff Rehman, Chief Financial Officer of the Company in regard to the above-referenced Form 10-K for the fiscal year ended March 31, 2012 (“Form 10-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in to Amendment No.2 to Form 10-K (“Amendment No.2”), filed with the Securities and Exchange Commission on November 9, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form 10-K, as amended by the amendment(s).

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 9A. Controls and Procedures, page 22

1.           Please amend your filing to include the conclusions required by Item 307 of Regulation S-K regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Response: We have amended our filing to include the conclusions required by Item 307 of Regulation S-K regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report

2.           Further to the above, we note your disclosure that you concluded that your internal control over financial reporting was not effective. We further note you refer to certain material weaknesses, but we do not see where you have provided a clear description of the material weaknesses. Please amend the disclosure to clearly describe the material weaknesses.

Response: We have amended our filing to clearly describe the material weaknesses.

The Company acknowledges that:

☐ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

3Power Energy Group, Inc.

/s/ Shariff Rehman
Shariff Rehman
Chief Financial Officer